July 28, 2009

Mr. John P. Nolan

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Nolan:

I am writing in response to your comment letter (file number 000-13396) dated May 12, 2009 and the subsequent conference call that we had on July 24, 2009 to review our response dated July 6, 2009. As discussed, we have prepared an analysis of the errors identified related to the valuation of CNB Financial Corporation’s (the “Corporation”) investment in the MM Community Funding pooled trust preferred security as of September 30, 2008, as well as the conclusion concerning whether the Corporation’s investment in the US Capital Funding VI pooled trust preferred security was impaired as of September 30, 2008. The quantitative effects of these errors on the consolidated financial statements as of and for the three and nine month period ended September 30, 2008 are detailed in Attachment 1 to this letter, both on a stand alone basis and on a combined basis.

In order to evaluate the materiality of the misstatement, management consulted SEC Staff Accounting Bulletin No. 99, which provides guidance in applying materiality thresholds to the preparation of financial statements filed with the Commission and the performance of audits of those financial statements. The qualitative factors that management considered when evaluating the materiality of this misstatement included the following:

•

Whether the misstatement arose from an item capable of precise measurement or whether it arose from an estimate and, if so, the degree of imprecision inherent in the estimate. Both errors involve estimates that require a significant amount of judgment.

•

Whether the misstatement masks a change in earnings or other trends. Earnings for the three and nine months ended September 30, 2008 were already well below historical levels. The Corporation’s average quarterly earnings for the trailing 10 quarters (prior to the third quarter of 2008) were approximately $2.3 million per quarter. In contrast, our reported earnings for the quarter ended September 30, 2008 were $372 thousand, or approximately $1.9 million (84%) below the previously mentioned earnings trend. This significant decrease was primarily the result of impairment charges the Corporation suffered on a Lehman Brothers Holdings debt security when this investment banking house crumbled under the weight of the sub-prime mortgage crisis and filed for bankruptcy.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. There were no published analyst expectations for the Corporation’s 3rd quarter 2008 earnings.

•

Whether the misstatement changes a loss into income or vice versa. The error associated with US Capital Funding VI changed net income for the quarter ended September 30, 2008 from $372 thousand to a loss of $744 thousand. See further discussion that follows.

•

Whether the misstatement concerns a segment or other portion of the Corporation’s business that has been identified as playing a significant role in the Corporation’s operations or profitability. The misstatements do not concern a segment or other portion of the Corporation’s business that has been identified by management as playing a significant role in the Corporation’s operations or profitability.

•	Whether the misstatement affects the Corporation’s compliance with regulatory requirements. The misstatements did not affect the Corporation’s compliance with regulatory requirements. Even if the other-than-temporary impairment charge related to US Capital Funding VI had been recorded during the quarter ended September 30, 2008, the Corporation and its subsidiary bank would have been well-capitalized.

•

Whether the misstatement affects the Corporation’s compliance with loan covenants or other contractual requirements. The misstatement did not affect the Corporation’s compliance with loan covenants or other contractual requirements.

•

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The misstatements did not have the effect of increasing management’s compensation. The Corporation’s incentive compensation plans are based on annual results and the other-than-temporary impairment charge related to US Capital Funding VI was recognized in the 4th quarter of 2008.

•	Whether the misstatement involves concealment of an unlawful transaction. The misstatement did not involve concealment of an unlawful transaction.

As noted in the 4th bullet point above, the only qualitative factor that may be relevant is whether the misstatement changes a loss into income or vice versa. While the misstatement related to US Capital Funding VI would change income to a loss for the three month period ended September 30, 2008, management does not believe that this would have changed the views or opinions of the Corporation held by investors, analysts, or other interested third parties since the Corporation was already reporting net income significantly below its historical trend as a result of the other-than-temporary impairment charge that was recorded in the 3rd quarter of 2008 related to an investment in a debt security issued by Lehman Brothers Holdings. As previously mentioned, the Corporation’s average quarterly earnings for the prior 10 quarters were $2.3 million and the previously reported earnings for the three months ended September 30, 2008 were $372 thousand, resulting in a decrease of 84% from reasonable expectations based on trends over the prior two and a half years.

Based on management’s evaluation of these qualitative factors as well as the quantitative effects of the errors on the consolidated financial statements, management has concluded that the misstatements are not significant enough to necessitate restatement of the Corporation’s 2008 3rd quarter Form 10-Q. The misstatements were isolated to the 3rd quarter and did not affect the Corporation’s consolidated financial statements as of and for the year ended December 31, 2008 because an other-than-temporary impairment charge for 100% of the cost basis of the US Capital Funding VI security was reported in the Corporation’s consolidated statement of income for the year ended December 31, 2008, and because the fair value of the MM Community Funding security was fairly stated as of December 31, 2008.

The necessary corrections will be made in comparative amounts and disclosures in connection with the Corporation’s future filing of its 2009 3rd quarter Form 10-Q and 2009 Form 10-K, and appropriate disclosure will be made in these filings to describe the nature of the misstatements and the financial statement amounts and disclosures that changed as a result of their correction.

Please contact me if you have any questions concerning this letter.

Sincerely,

/s/ Charles R. Guarino

Charles R. Guarino, CPA

Treasurer and Principal Financial Officer

CNB Financial Corporation

Materiality Evaluation Table - Q3 2008

(Dollars in thousands)

	MM Community Funding error only			US Capital Funding VI error only			MM Community Funding error and US Capital Funding VI error combined
	Balance as previously reported	Balance as corrected	Dollar change	Balance as previously reported	Balance as corrected	Dollar change	Balance as previously reported	Balance as corrected	Dollar change

Financial statement line item

Consolidated balance sheet:
Securities available for sale	191,997	192,765	768	191,997	191,997	—	191,997	192,765	768
Deferred tax asset (included in accrued interest receivable and other assets	16,751	16,482	(269)	16,751	16,751	—	16,751	16,482	(269)
Total assets	1,006,750	1,007,249	499	1,006,750	1,006,750	—	1,006,750	1,007,249	499
Accumulated other comprehensive loss	(7,834)	(7,335)	499	(7,834)	(7,834)	—	(7,834)	(7,335)	499
Total shareholders’ equity	62,079	62,578	499	62,079	62,079	—	62,079	62,578	499

Consolidated statement of income:
Three months ended September 30, 2008:
Loss on other-than-temporarily impaired securities	(1,963)	(1,963)	—	(1,963)	(3,680)	(1,717)	(1,963)	(3,680)	(1,717)
Total other (loss) income	(864)	(864)	—	(864)	(2,581)	(1,717)	(864)	(2,581)	(1,717)
Income before income taxes	277	277	—	277	(1,440)	(1,717)	277	(1,440)	(1,717)
Income tax (benefit) expense	(95)	(95)	—	(95)	(696)	(601)	(95)	(696)	(601)
Net income (loss)	372	372	—	372	(744)	(1,116)	372	(744)	(1,116)
Earnings per share:
Basic	0.04	0.04	—	0.04	(0.09)	(0.13)	0.04	(0.09)	(0.13)
Diluted	0.04	0.04	—	0.04	(0.09)	(0.13)	0.04	(0.09)	(0.13)

Nine months ended September 30, 2008:
Loss on other-than-temporarily impaired securities	(1,963)	(1,963)	—	(1,963)	(3,680)	(1,717)	(1,963)	(3,680)	(1,717)
Total other income	2,532	2,532	—	2,532	815	(1,717)	2,532	815	(1,717)
Income before income taxes	5,990	5,990	—	5,990	4,273	(1,717)	5,990	4,273	(1,717)
Income tax expense	1,440	1,440	—	1,440	839	(601)	1,440	839	(601)
Net income	4,550	4,550	—	4,550	3,434	(1,116)	4,550	3,434	(1,116)
Earnings per share:
Basic	0.53	0.53	—	0.53	0.40	(0.13)	0.53	0.40	(0.13)
Diluted	0.53	0.53	—	0.53	0.40	(0.13)	0.53	0.40	(0.13)

Consolidated statement of comprehensive income:
Three months ended September 30, 2008:
Net income	372	372	—	372	(744)	(1,116)	372	(744)	(1,116)
Unrealized gains/losses arising during period	(3,023)	(2,524)	499	(3,023)	(1,907)	1,116	(3,023)	(1,408)	1,615
Other comprehensive loss	(3,123)	(2,624)	499	(3,123)	(2,007)	1,116	(3,123)	(1,508)	1,615
Comprehensive (loss) income	(2,751)	(2,252)	499	(2,751)	(2,751)	—	(2,751)	(2,252)	499

Nine months ended September 30, 2008:
Net income	4,550	4,550	—	4,550	3,434	(1,116)	4,550	3,434	(1,116)
Unrealized gains/losses arising during period	(7,649)	(7,150)	499	(7,649)	(6,533)	1,116	(7,649)	(6,034)	1,615
Other comprehensive loss	(7,825)	(7,326)	499	(7,825)	(6,709)	1,116	(7,825)	(6,210)	1,615
Comprehensive (loss) income	(3,275)	(2,776)	499	(3,275)	(3,275)	—	(3,275)	(2,776)	499

Attachment 1